Exhibit 12.1
Statement Regarding the Computation of Ratio of Earnings to Fixed Charges
     Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for each of the periods presented. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.

	Three Months Ended
	December 31, 2009	Fiscal Year Ended September 30,
		2009	2008	2007	2006	2005
				(in millions)
Ratio of earnings to fixed charges (1)	—	1.0	—	—	—	—
Coverage deficiency	$ 15.3	$—	$59.4	$97.0	$40.8	$14.9

(1)	In computing the ratio of earnings to fixed charges: (i) earnings were calculated from income from continuing operations, before income taxes and fixed charges; and (ii) fixed charges were computed from interest expense, amortization of debt issuance costs, and the estimated interest included in rental expense.